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EXHIBIT 8.11

                         AGREEMENT FOR EXTENSION OF PAYMENTS
                               AND OTHER CONSIDERATION

    THIS AGREEMENT, entered into this 17th day of February, 1997, by and between MILES J. WILLARD, doing business as MILES WILLARD COMPANY, of 655 West Sunnyside, Idaho Falls, Idaho, 83404, hereinafter referred to as "Willard", and THE O'BOISIE CORPORATION, an Illinois corporation, of 1111 W. 22nd, Suite 640, Oakbrook, Illinois, 60521, hereinafter referred to as "O'Boisie",

                                     WITNESSETH:

    WHEREAS, Willard and O'Boisie previously entered into an Assignment and Assumption Agreement dated January 24, 1996, whereby O'Boisie accepted the assignment of and assumed the obligations of the Licensee under that certain License Agreement dated March 1, 1985, as amended January 2, 1993, between Willard and Keebler Company, a Delaware corporation; and,

    WHEREAS, O'Boisie is currently in default of its obligation to pay royalties to Willard under the License Agreement, and the parties desire to reach a further agreement to extend the time within which O'Boisie shall pay such overdue royalties, and to otherwise modify the royalty payments due and to become due under the License Agreement;

    NOW, THEREFORE, in consideration of the terms, covenants and conditions hereinafter set forth, the parties agree to the following:

    1.   PAYMENT OF 1996 ROYALTIES.

    In consideration of the mutual terms of this Agreement, O'Boisie shall pay to Willard the 1996 royalties due under the License Agreement, in the principal amount of Two Hundred Thousand Dollars ($200,000.00) lawful money of the United States of America, together with interest on the balance thereof remaining unpaid from time to time at the rate of seven percent (7%) per annum


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commencing January 1, 1997, in full on or before January 30, 1998.  O'Boisie shall have the privilege of making prepayments, without penalty. All payments shall be applied first to interest, and the balance to principal.

    2.   PAYMENT OF 1997 ROYALTIES.

    The 1985 License Agreement, as amended, provides for royalties to be paid on certain dates for the 1997 calendar year sales. O'Boisie and Willard agree that on each of the quarterly royalty payment dates for the 1997 calendar year sales, O'Boisie shall pay to Willard the greater of the actual royalty due on that date based on actual sales during the applicable quarter, or Fifty Thousand Dollars ($50,000) which is twenty-five percent (25%) if the annual minimum royalty under the License Agreement.

    3.   PAYMENTS DUE UPON PUBLIC OFFERING OF STOCK.

    O'Boisie anticipates implementing a public offering of its corporate stock shares in the early part of 1997. O'Boisie therefore agrees that upon any public or private sale of any substantial part of its corporate stock, either common or preferred, and either treasury stock or previously unissued stock, the amounts payable under paragraph 1 above, constituting royalty payments for the 1996, shall become immediately due and payable in full, to the extent of the amount of the proceeds of the offering net of brokers' commissions and other expenses of the offering, upon O'Boisie's receipt of those proceeds.

    4.   ADDITIONAL INSTRUMENTS.

    O'Boisie and Willard shall take such further actions and execute and deliver such additional documents and instruments as may be reasonably necessary or appropriate to complete the transaction in accordance with the provisions of this Agreement.


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    5.   DEFAULT.

    Time and the strict and faithful performance of all the duties herein created are of the essence of this Agreement. A default shall occur upon any of the following events, among others:

    A. If O'Boisie fails to pay any royalty payments at the times and in the manner provided for in the License Agreement, as modified previously and as modified by this Agreement, and if O'Boisie does not remedy such failure within thirty (30) days after written notice is given by Willard to O'Boisie, in accordance with the provisions of this Agreement.

    B. If O'Boisie shall at any time fail to perform any of the other covenants, terms or conditions of this Agreement, or of the License Agreement, as amended, and O'Boisie does not remedy such failure within thirty (30) days after written notice is given by Willard to O'Boisie in accordance with the provisions of this Agreement, specifying the details of such failure and demanding the specific payment or performance that will cure such failure.

    C. If the O'Boisie Corporation is adjudged bankrupt or files for bankruptcy or reorganization under the bankruptcy law, makes an arrangement for the benefit of creditors, or has a receiver appointed for it in any action, suit or proceeding.

    If O'Boisie fails to cure any default, Willard may declare the entire remaining unpaid balance of the 1996 royalty payments, both principal and interest, due and payable forthwith, and Willard may recover said balance from O'Boisie. The remedies set forth in this paragraph, or elsewhere in this Agreement, shall be considered optional and cumulative and not a waiver of any right or remedy that Willard would otherwise have at law or in equity to enforce the performance of this Agreement or to recover damages for breach thereof.


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    6.   ATTORNEY'S FEES.

    In the event of litigation between the parties hereto concerning the subject matter hereof, the prevailing party in any suit or action shall have the right to demand and collect as part of any judgment to be rendered a reasonable sum as attorney's fees in addition to costs allowed by law.

    7.   NOTICE.

    Any and all notices required under the terms of this Agreement shall be given by the parties to each other by certified mail, return receipt requested, postage prepaid, in care of the name and address of the party first set forth above, or at any other address of the party first set forth above, or any other address subsequently furnished in writing by any party. Notice shall be deemed given on its date of mailing, or upon written acknowledgment of its receipt by personal delivery, whichever shall be earlier.

    8.   CONTROLLING LAW.

    This Agreement is to be construed, governed and enforced in accordance with the laws of the State of Idaho.

    9.   WAIVER.

    Waiver by any party of any breach of any term, covenant or condition herein contained shall not be deemed to be a waiver of such term, covenant or condition, or of any subsequent breach of the same or of any other term, covenant or condition herein contained.

    10.  MODIFICATION AND BINDING EFFECT.

    All of the terms, conditions and covenants of this Agreement shall be binding upon and shall inure to the benefit of all successors and assigns of the respective parties hereto. This Agreement


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may only be modified by written agreement signed by all of the parties hereto or duly authorized representatives.

    11.  PREPARERS' IDENTITY.

    O'Boisie acknowledges that this Agreement was prepared by the attorney for Willard and that said attorney did not and does not represent O'Boisie in connection with this transaction or the preparation of this Agreement.

         EXECUTED this 17th day of February, 1997.

                                  Miles Willard Company

                                  ________________________________
                                  Miles J. Willard




                                  The O'Boisie Corporation

                                  ________________________________
                                  David Blue, President


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